Aptose Biosciences, Inc.

251 Consumers Road, Suite 1105

Toronto, Ontario, Canada M2J 4R3

June 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Dillon Hagius

Re: Aptose Biosciences, Inc. – Registration Statement on Form S-1 (File No. 333-272752)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-272752), as amended (the “Registration Statement”) of Aptose Biosciences, Inc. We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on June 30, 2023, or as soon thereafter as is reasonably practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling Dan Miller at (604) 630-5199.

Very truly yours,

Aptose Biosciences, Inc.

By:	/s/ William G. Rice
Name:	William G. Rice
Title:	Chief Executive Officer